SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.         )1

ParthusCeva, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

70212E 10 6

(CUSIP Number)

November 1, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 70212E 10 6	Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brian Long

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐ Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,667,969 shares (1) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 1,667,969 shares (1) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,667,969 shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 1,521,556 shares of ParthusCeva, Inc. common stock held of record by Brian Long that are subject to a put and call option agreement between Brian Long and Ollaberry Limited.

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CUSIP No. 70212E 10 6	Page 3 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ollaberry Limited

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐ Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 shares 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 0 shares 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,521,556 shares (1)

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4%

12.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 1,521,556 shares of ParthusCeva, Inc. common stock that are subject to a put and call option agreement between Brian Long and Ollaberry Limited.

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CUSIP No. 70212E 10 6	Page 4 of 8 Pages

Item 1(a).	Name of Issuer: ParthusCeva, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2033 Gateway Place, Suite 150 San Jose, CA 95110

Item 2(a).	Name of Person Filing: Brian Long Ollaberry Limited

Item 2(b).
Address of Principal Business Office or if None, Residence:

Brian Long:
c/o Parthus Technologies PLC
32-34 Harcourt Street
Dublin 2, Ireland

Ollaberry Limited:
Samuel Harris House, 5-11 St. Georges Street
Douglas, Isle of Man
IM99 1SN

Item 2(c).	Citizenship: Brian Long: Ireland Ollaberry Limited: Isle of Man

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value

Item 2(e).	CUSIP Number: 70212E 10 6

Item 3.	Description of Person Filing: Not Applicable

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CUSIP No. 70212E 10 6	Page 5 of 8 Pages

Item 4.	Ownership.

(a)	Amount Beneficially owned: Brian Long: 1,667,969 shares Ollaberry Limited: 1,521,556 shares

(b)	Percent of class: Brian Long: 9.3 % Ollaberry Limited: 8.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: Brian Long: 1,667,969 shares Ollaberry Limited: 0 shares

(ii)	Shared power to vote or to direct the vote: Brian Long: 0 shares Ollaberry Limited: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: Brian Long: 1,667,969 shares Ollaberry Limited: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: Brian Long: 0 shares Ollaberry Limited: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

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CUSIP No. 70212E 10 6	Page 6 of 8 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8.
Identification and Classification of Members of the Group:

This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationship among the Filing Persons described herein, some or all of the Filing Persons may be deemed to comprise a “group” within the meaning of Section 13 and the Rules promulgated thereunder. However, the Filing Persons deny such group status.

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.
Certifications:

Brian Long and Ollaberry Limited

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[SIGNATURES ON FOLLOWING PAGE]

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CUSIP No. 70212E 10 6	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 12, 2002

DATE

BRIAN LONG

/s/ Brian Long

OLLABERRY LIMITED

By: /s/ NG Scott
Name: NG Scott
Title: Director

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CUSIP No. 70212E 10 6	Page 8 of 8 Pages

EXHIBIT A

Pursuant to Rule 13d-1(k)(1) of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated: November 12, 2002
BRIAN LONG

/s/ Brian Long

OLLABERRY LIMITED

By: /s/ NG Scott
Name: NG Scott
Title: Director